1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 13, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports First Quarter EPS of NT$3.38

Hsinchu, Taiwan, R.O.C., April 13, 2017 - TSMC today announced consolidated revenue of NT$233.91 billion, net income of NT$87.63 billion, and diluted earnings per share of NT$3.38 (US$0.54 per ADR unit) for the first quarter ended March 31, 2017.

Year-over-year, first quarter revenue increased 14.9% while net income and diluted EPS both increased 35.3%. Compared to fourth quarter 2016, first quarter results represent a 10.8% decrease in revenue, and a 12.5% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $7.51 billion, which decreased 9% from the previous quarter but increased 22.2% year-over-year.

Gross margin for the quarter was 51.9%, operating margin was 40.8%, and net profit margin was 37.5%.

Shipments of 16/20-nanometer accounted for 31% of total wafer revenue, and 28-nanometer process technology accounted for 25% of total wafer revenue. Advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 56% of total wafer revenue.

“Due to a stronger than expected appreciation of the NT dollar against the US dollar during the first quarter (31.16:1 actual vs. 32:1 expected), relative to our January 12th guidance for 1Q, our first quarter revenue was reduced by approximately NT$6 billion while our gross margin and operating margin was reduced by about 100 basis points,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Moving into second quarter, we forecast the demand will be weaker than the prior quarter due to supply chain inventory management during the second quarter and mobile product seasonality. Based on our current business outlook and exchange rate assumption of 1 US dollar to 30.5 NT dollars, management expects overall performance for second quarter 2017 to be as follows”:

•	Revenue is expected to be between NT$213 billion and NT$216 billion;

•	Gross profit margin is expected to be between 50.5% and 52.5%;

•	Operating profit margin is expected to be between 39% and 41%.

TSMC’s 2017 First quarter consolidated results :

(Unit: NT$ million, except for EPS)

	1Q17 Amount[a]		1Q16 Amount		YoY Inc. (Dec.) %	4Q16 Amount		QoQ Inc. (Dec.) %
Net sales	233,914		203,495		14.9	262,227		(10.8)
Gross profit	121,490		91,338		33.0	137,109		(11.4)
Income from operations	95,352		70,467		35.3	109,907		(13.2)
Income before tax	97,822		72,256		35.4	112,047		(12.7)
Net income	87,629		64,782		35.3	100,200		(12.5)
EPS (NT$)	3.38	[b]	2.50	[b]	35.3	3.86	[b]	(12.5)

a:	1Q2017 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2017 is expected to reach above 11 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB® facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com